Exhibit 21.1

Subsidiaries of Virgin River Casino Corporation, RBG, LLC,

B & BB, Inc. and Casablanca Resorts, LLC

Registrant	State of Incorporation/Organization

Virgin River Casino Corporation
(a) RBG, LLC	Nevada

RBG, LLC
(a) Casablanca Resorts, LLC	Nevada

B & BB, Inc.
None

Casablanca Resorts, LLC
(a) Oasis Interval Ownership, LLC	Nevada
(b) Oasis Interval Management, LLC	Nevada
(c) Oasis Recreational Properties, Inc.	Nevada